Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 13, 2023
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:        Sarmad Makhdoom
        Michael Henderson
        Tonya K. Aldave
        Chris Windsor
Re:    Hamilton Insurance Group, Ltd.
    Amendment No. 2 to Draft Registration Statement on Form S-1
    Submitted August 16, 2023
    CIK No. 0001593275
Ladies and Gentlemen:
On behalf of our client, Hamilton Insurance Group, Ltd., a Bermuda exempted company (the “Company”), set forth below are the Company’s responses to the comment letter dated August 29, 2023 sent to Pina Albo, the Company’s Chief Executive Officer, from the staff of the U.S. Securities and Exchange Commission (the “Staff”) relating to Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted on August 16, 2023.
The Company is confidentially submitting, electronically via EDGAR, Amendment No. 3 (the “Amendment”) to the Registration Statement which, among other things, reflects certain revisions in response to the comment letter and updates the disclosure in the Registration Statement.
The Company is seeking confidential treatment for the Registration Statement, including this Amendment, and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.
For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.
Brussels Chicago Frankfurt Houston London Los Angeles Milan
New York Palo Alto Paris Rome San Francisco Washington

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
September 13, 2023

General
1.    Please refer to comment 1 in our June 9, 2023 letter and revise your summary and risk factors sections to disclose your multiple class share structure (preferred shares, Class A common shares, Class B common shares, and Class C common shares) and explain the nature of the disparate voting rights and the risks the structure presents to investors.
Response
The Company respectfully advises the Staff that the Company revised the disclosure in Amendment No. 2 to the Registration Statement, including the cover page, summary and the risk factors and the Description of Share Capital, to reflect the multiple class share structure and varying voting rights of each class of common shares, including that the Company is offering Class B common shares in the public offering. The disclosure provides that rights of the holders of the Company’s Class A common shares, Class B common shares and Class C common shares are identical, except with respect to voting and conversion. Subject to the voting cutback described on page 219 of the Amendment, holders of the Company’s Class A common shares and Class B common shares are each entitled to one vote per share held of record and vote together as a single class on all matters on which shareholders are entitled to vote generally, except as provided by law and the bye-laws of the Company (including, for example, the election or removal of directors). Only holders of the Company’s Class B common shares may vote for the election or removal of directors, other than for directors who are appointed by certain shareholders pursuant to the shareholders agreement and the amended and restated bye-laws.
In response to the Staff’s comment, the Company has further revised the disclosure on pages 68, 69, 143, 219 and 220 of the Amendment to explain the nature of the voting rights and the risks the structure presents to investors and to add that the Company does not have outstanding any preferred shares.
2.    We note your response to our prior comment 2. Please confirm our understanding that the group of shareholders referenced in our prior comment is the same group of shareholders who will be party to the shareholder agreement described on pages 177 and 212 of your draft registration statement. If these are different shareholders, please identify the shareholders and list them in the beneficial ownership table or confirm that their holdings are below five percent of any class of your voting securities.
Response
The Company respectfully advises the Staff that a group of shareholders that own up to an aggregate of approximately 62.0 million Class A, Class B and Class C common shares at December 31, 2022 have liquidity rights and are parties to the shareholders agreement which will terminate upon the consummation of the IPO. The Company has added disclosure on page 216 that the shareholders agreement in effect prior to the consummation of the offering, which provides the liquidity rights to certain of the Company’s shareholders, will terminate at the consummation of the offering. At the consummation of the IPO, a new shareholders agreement will be effective which will not include any liquidity rights for any of the Company's shareholders. The parties to the new shareholders agreement will include the Blackstone Investor, Sango Holdings, LLC and Hopkins Holdings, LLC, each of whom has liquidity rights under the shareholders agreement in effect prior to the consummation of the IPO and are listed on the beneficial ownership table. The Magnitude

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
September 13, 2023

Investor will also be a party to the new shareholders agreement; however, they do not have liquidity rights under the shareholders agreement in effect prior to consummation of the IPO. The remaining shareholders that have liquidity rights under the shareholders agreement in effect prior to the consummation of the IPO own Class C common shares, will not be party to the new shareholders agreement and will not be listed on the beneficial ownership table as the Class C common shares are not voting securities.

Business
Investments, page 170
3.    We note your response to our prior comment 12 and reissue in part. Please describe material terms of any agreements you have signed with DWS Investment Management Americas, Inc. and Conning Asset Management Limited and file these agreements as exhibits to the registration statement.
Response
In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the Amendment to describe the material terms of the investment management agreements signed with DWS Investment Management Americas, Inc. and Conning Asset Management Limited. The Company will file these agreements as exhibits in a future amendment to the Registration Statement.
Management
Executive Officers and Directors of Hamilton, page 184
4.    We note that you have removed disclosure related to the specific experiences, qualifications, attributes or skills of Messrs. Richards, Overdeck, Koffler, and Siegel that led you to the conclusion that these individuals should serve as your directors. Please reinstate this disclosure. Refer to Item 401(e) of Regulation S-K.
Response
In response to the Staff’s comment, the Company has revised the disclosure on page 176 of the Amendment to reinstate the disclosure related to the specific experiences, qualifications, attributes or skills of Ms. Richards and Messrs. Overdeck, Koffler and Siegel that led the Company to its conclusion that these individuals should serve as its directors.
Principal and Selling Shareholders, page 209
5.    Please disclose the natural person or persons who have voting and dispositive control over the shares held by MLC/WM Pool (footnote 15) to the beneficial ownership table.
Response
The Company respectfully advises the Staff that MLC Investments Limited as trustee for the WM Pool: Equities Trust No. 78 (“MLC”) is a superannuation fund (an Australian pension program) and as such, there is no natural person or persons who have voting and dispositive control over the shares held by MLC.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
September 13, 2023

6.    When available, please update this table to show the amounts that each significant shareholder, officer and director will own following the offering.
Response
The Company respectfully advises the Staff that it will update the beneficial ownership table to show the amounts that each significant shareholder, officer and director will own following the determination of the number of shares being sold in the offering and the number of shares being sold by various selling shareholders.
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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please contact the undersigned at (212) 728-8616 or mgroll@willkie.com. Thank you.

Sincerely,

/s/ Michael Groll
Michael Groll
Willkie Farr & Gallagher LLP
Enclosures
cc:     Pina Albo – Chief Executive Officer, Hamilton Insurance Group, Ltd.
Craig Howie – Chief Financial Officer, Hamilton Insurance Group, Ltd.
Gemma Carreiro – Group General Counsel, Hamilton Insurance Group, Ltd.
    Matthew B. Stern, Willkie Farr & Gallagher LLP